SUZANO S.A.	Exhibit 99.2

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE ORDINARY BOARD OF DIRECTORS’ MEETING

(“Meeting”)

1.         Date, Time and Place: On August 13, 2020, at 11:15 a.m., by videoconference in accordance with item 6.4. of the Internal Rules of the Board of Directors (“Board”) of Suzano S.A. (“Suzano” or “Company”).

2.         Attendance: The following Directors attended the Meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Paulo Rogerio Caffarelli (Director) and Hélio Lima Magalhães (Director). The meeting was also attended by the Company’s Executive Officers, Gabriela Moll, and Messrs. Vitor Tumonis and Stefan Tasoko, as the Company’s representatives.

3.         Chairman and Secretary: The Meeting was chaired by Mr. David Feffer, who invited Mr. Stefan Tasoko to act as secretary.

4.         Agenda: (4.1) To resolve on the proposals for (i) review and restructuring of the Company’s policies, and (ii) review of the value authority; and (4.2) To authorize the Company’s Executive Officers to perform any and all related, necessary or convenient acts to execute the previous resolution, if approved.

5.         Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form, and the respective material presented pursuant to the agenda was filed at the Company’s headquarters.

6.         Presentation and discussions on the agenda: As guest, Mr. Marcelo Bacci presented material regarding the proposal for review and restructuring the Company’s policies that address financial issues, including the creation of a new Financial Risk Management Policy, which includes concepts, roles and general limits applicable to all other policies; the creation of a new Parties and Issuers Risk Policy; and review of the Financial Debt, Derivatives Management and Cash Management Policies. It was informed that this review and restructuring purpose is to improve the governance of financial issues within the Company and to minimize concepts and rules understanding conflicts by the different target groups of these policies. The original texts were made available on the Governance Webpage. Then, the aforementioned Executive Officer also presented material with a proposal to change the value authority granted to the Company’s Executive Officers to carry out financial transactions, considering, in particular, the Company’s current size (after business combination with Fibria Celulose S.A.), the significant financial volumes transacted in this new size and the strong devaluation of the real against the dollar that lagged the value authority currently in force, generating greater bureaucracy and excessive circulation of documents in the regular activities developed by the Company’s Treasury. After the presentations, the aforementioned Company’s Executive Officer provided some additional clarifications to the members of this Board and, with no objections to what was presented or clarified, the following was approved:

(continuance of the meeting of the Board of Directors of Suzano S.A., held on 08.13.2020 at 11:15 a.m.)

7.         Resolutions: The Directors, unanimously and without reservations, pursuant to the Company’s Bylaws and considering the favorable recommendation of the Management and Finance Committee:

7.1.     Approved the review and restructuring of all the Company’s policies that address financial issues, namely the creation of the new Financial Risk Management Policy and Parties and Issuers Risk Policy, and reviews to the Financial Debt Policy, Derivatives Management Policy and Cash Management Policy, all under the terms presented to this Board at this Meeting;

7.2.     Approved the increase to (i) one hundred million dollars (USD 100,000,000.00) of the Company’s Executive Officers value authority for debt and hedge transactions approval and execution, and (ii) five hundred million dollars (USD 500,000,000.00) of the Company’s Executive Officers value authority to approve and carry out (onshore and offshore) investments and foreign exchange.

7.2.1.	Risk mitigation, in any of the cases (i) and (ii) referred to in item 7.2 above, will be subject to the Cash Management Policy and Parties and Issuers Risk Policy rules approved under item 7.1 above; and

7.2.2.	The value authority amount in reais approved pursuant to item 7.2 above, will be calculated based on the respective amount conversion into U.S. dollars by the last PTAX published by the Central Bank of Brazil prior to the obligation to be performed and/or contracted based on each of the aforementioned value authority.

7.3.     Authorized the Company’s Executive Officers to perform any and all related, necessary or convenient acts to execute the above resolutions, including, but not limited to, the split of the value authority approved herein under item 7.2 above, for the power of attorney granted by the Company to carry out financial transactions.

8.         Closure: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all Directors attended.

(continuance of the meeting of the Board of Directors of Suzano S.A., held on 08.13.2020 at 11:15 a.m.)

São Paulo, SP, August 13, 2020.

___________________________	___________________________
David Feffer	Stefan Tasoko
Chairman of the Meeting and of the Board	Secretary

___________________________	___________________________
Claudio Thomaz Lobo Sonder	Daniel Feffer
Vice-Chairman	Vice-Chairman

___________________________	___________________________
Nildemar Secches	Maria Priscila Rodini Vansetti Machado
Director	Director

___________________________	___________________________
Ana Paula Pessoa	Hélio Lima Magalhães
Director	Director

___________________________	___________________________
Rodrigo Calvo Galindo	Paulo Rogerio Caffarelli
Director	Director